EXHIBIT 99.1

Equinor ASA: Notifiable trading

On behalf of Equinor (OSE: EQNR, NYSE: EQNR), DNB has on 10 December 2018 purchased 482,585 shares for use in the group's Share saving plan.

The shares have been acquired at a price of NOK 196.51 per share.

Before distribution to the employees, the Share saving plan has 10,612,979 shares.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.